SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

December 23, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the press release “Scopus Video Networks Announced Its Entering into an Agreement and Plan of Merger with Harmonic”.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840; 333-12814; 333-13186; 333-91650; 333-122128; 333-137644; 333-139688; 333-148774) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: December 23, 2008

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase, Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

SCOPUS VIDEO NETWORKS ANNOUNCED ITS ENTERING INTO A
DEFINITIVE AGREEMENT FOR THE PURCHASE OF SCOPUS BY HARMONIC

Optibase to record capital gains estimated between $4.1 million and $4.8 million; Optibase, holding approximately 36% of Scopus' share capital, enters into a Voting Agreement with
Harmonic in connection with such acquisition

Herzliya, Israel, December 23, 2008, Optibase Ltd. (“Optibase”) announced today that Scopus Video Networks Ltd. (“Scopus”) had announced earlier today its entering into a definitive agreement with Harmonic Inc. (“Harmonic”) pursuant to which Harmonic will acquire Scopus. Under the agreement, each shareholder of Scopus is entitled to receive $5.62 in cash per each outstanding share of Scopus. Optibase currently holds approximately 36% of Scopus’ outstanding share capital. The proposed acquisition is subject to customary conditions, regulatory approvals and the approval of Scopus’shareholders, and is expected to close in the latter part of the first quarter of 2009.

If the acquisition is consummated, Optibase is expected to receive cash consideration totaling $28.7 million and to record capital gains estimated between $4.1 million and $4.8 million, depending on the date of closing of the acquisition.

In connection with the acquisition, Optibase entered into a voting agreement with Harmonic pursuant to which Optibase has undertaken, inter alia, to vote in favor of the acquisition at Scopus’ shareholder meeting.

For additional information please see Amendment No. 9 to Schedule 13D to be filed by Optibase with the Securities and Exchange Commission.

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com

This press release contains forward-looking statements such as statements with respect to the approval of the agreement by Scopus’ shareholders; the satisfaction of the closing conditions to the acquisition; the completion of the acquisition on stated terms; and the timing of the completion of the acquisition. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks relating to a failure to satisfy conditions to close the acquisition for any other reason, a delay in the consummation of the acquisition or a consummation of the acquisition on different terms, general economic conditions, risks relating to potential litigation and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.